SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the year ended December 31, 2003

GlaxoSmithKline plc

(Name of registrant)
980 Great West Road,
Brentford,
Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-104121) OF GLAXOSMITHKLINE PLC, GLAXOSMITHKLINE CAPITAL INC. AND GLAXOSMITHKLINE CAPITAL PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

GlaxoSmithKline plc

Results Announcement for the Year Ended 31st December 2003

GlaxoSmithKline – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For company information including a copy of this announcement and details of the company’s updated product development pipeline, visit GSK at www.gsk.com. Information on GSK’s website does not form part of this current report on Form 6-K.

The Group, as a multinational business, operates in many countries and earns revenues and incurs costs in many currencies. The results of the Group, as reported in sterling, are therefore affected by movements in exchange rates between sterling and overseas currencies. The Group uses the average exchange rates prevailing during the year to translate the results of overseas companies into sterling. The currencies which most influence these transactions are the US dollar, the Euro and the Japanese Yen.

In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in sterling had remained unchanged from those used in the previous year. CER% represents growth at constant exchange rates. £% represents growth at actual exchange rates.

During 2003 average sterling exchange rates were stronger against the US dollar and the yen and weaker against the Euro compared with 2002, giving an overall adverse currency impact on the results for the period.

Brand names appearing in italics throughout this document are trade marks of GSK or associated companies with the exception of Levitra, a trade mark of Bayer AG, and Boniva, a trade mark of Roche.

Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group’s operations are described under the section ‘Cautionary statement regarding forward-looking statements’ on page 21.

PROFIT AND LOSS ACCOUNT
Year ended 31st December 2003

	2003		2002		Growth	Growth
	£m		£m		CER%	£%

Turnover:
Pharmaceuticals	18,181		17,995		5	1
Consumer Healthcare	3,260		3,217		4	1

TURNOVER	21,441		21,212		5	1

Cost of sales	(4,544)		(4,609)		—	(1)

Gross profit	16,897		16,603		6	2

Selling, general and administration	(7,581)		(8,041)		(2)	(6)
Research and development	(2,791)		(2,900)		(1)	(4)

Trading profit:
Pharmaceuticals	5,948		5,176
Consumer Healthcare	577		486

TRADING PROFIT	6,525		5,662		21	15

Other operating income/(expense)	(133)		(111)

Operating profit	6,392		5,551		21	15
Business disposals	5		10
Product divestments	—		11
Profits of associates	93		75

Profit before interest	6,490		5,647
Net interest payable	(161)		(141)

PROFIT BEFORE TAXATION	6,329		5,506		21	15

Taxation	(1,739)		(1,461)

Profit after taxation	4,590		4,045		19	13
Minority interests	(94)		(110)
Preference share dividends	(12)		(20)

EARNINGS	4,484		3,915		20	15

EARNINGS PER SHARE	77.2	p	66.2	p	23	17

Diluted earnings per share	77.0	p	66.0	p

Weighted average number of shares	5,806		5,912
(millions)	———		———

Appropriations of profit attributable to shareholders are set out under “Appropriations” on page 13.

PROFIT AND LOSS ACCOUNT
Three months ended 31st December 2003

	Q4 2003		Q4 2002		Growth	Growth
	£m		£m		CER%	£%

Turnover:
Pharmaceuticals	4,515		4,799		(2)	(6)
Consumer Healthcare	863		869		2	(1)

TURNOVER	5,378		5,668		(1)	(5)

Cost of sales	(1,239)		(1,253)		1	(1)

Gross profit	4,139		4,415		(2)	(6)

Selling, general and administration	(2,014)		(2,184)		(5)	(8)
Research and development	(822)		(905)		(6)	(9)

Trading profit:
Pharmaceuticals	1,139		1,165
Consumer Healthcare	164		161

TRADING PROFIT	1,303		1,326		6	(2)

Other operating income/(expense)	(167)		23

Operating profit	1,136		1,349		(10)	(16)
Product divestments	—		(1)
Profits of associates	23		17
Disposal of businesses	2		4

Profit before interest	1,161		1,369
Net interest payable	(43)		(36)

PROFIT BEFORE TAXATION	1,118		1,333		(10)	(16)

Taxation	(304)		(362)

Profit after taxation	814		971		(10)	(16)
Minority interests	(23)		(31)
Preference share dividends	(1)		(5)

EARNINGS	790		935

EARNINGS PER SHARE	13.7	p	16.0	p	(8)	(14)

Diluted earnings per share	13.7	p	16.0	p

Appropriations of profit attributable to shareholders are set out under “Appropriations” on page 13.

PHARMACEUTICAL TURNOVER

•	Total pharmaceutical turnover grew 5% CER (1% sterling) in 2003 to just over £18 billion, despite the erosion in sales of two of GSK’s biggest products – Augmentin and Paxil – by generic competitors.

•	Turnover in the United States grew 5% CER, but fell 4% in sterling terms reflecting adverse currency exchange movements, to £9.4 billion.

•	European turnover was up 2% CER (9% sterling) to £5.1 billion in the year. Performance in the region continues to be negatively affected by government reforms on healthcare spending. This tough environment is expected to continue in 2004.

•	Full year turnover in the International region increased by 8% CER (5% sterling) to £3.7 billion, with strong growth in Japan, Latin America and the Asia Pacific region, where turnover was over £1 billion for the first time.

•	In the fourth quarter pharmaceutical turnover fell 2% CER (6% sterling) to £4.5 billion. Performance in the United States (down 6% CER, 16% sterling, to £2.2 billion) was impacted by generic competition to Paxil which began in September 2003. European turnover grew 2% CER (7% sterling) in the quarter to £1.4 billion. International turnover was up 4% CER (3% sterling) to nearly £1 billion.

GSK’s ability to continue to deliver pharmaceutical turnover growth, despite generic competition to several of its products, is due to the company’s broad portfolio of fast-growing, high-value products:

•	Sales of asthma treatment Seretide/Advair, GSK’s biggest product, increased by 39% CER (36% sterling) over the year to £2.2 billion. Seretide/Advair is now one of the top ten pharmaceutical brands in the world. In the USA, sales were up 54% CER (41% sterling) to £1.2 billion. European and International sales rose 18% CER (27% sterling) and 37% CER (40% sterling), respectively. The growth prospects for Advair were further strengthened with an FDA approval for use in the treatment of Chronic Obstructive Pulmonary Disease (COPD) in the fourth quarter.

•	Annual sales of diabetes treatments Avandia/Avandamet grew 24% CER (15% sterling) to £931 million. Sales in the USA were up 20% CER (10% sterling) to over £750 million for the year. Reported quarterly US sales growth of 12% CER (1% sterling) was negatively affected by comparison with the fourth quarter 2002, which benefited from wholesaler stocking patterns.

Avandia has benefited from increasing physician acceptance in Europe, where sales increased 57% CER (67% sterling) to £70 million. The franchise will hopefully benefit further from the EU approval of Avandamet in December 2003. Avandia also did very well in International markets with sales of £106 million, up 40% CER (34% sterling).

•	Sales of both Valtrex (for herpes) and Lamictal (for epilepsy) grew strongly. Global sales of Valtrex, which received FDA approval in August to reduce the risk of transmission of genital herpes, rose 23% CER (17% sterling) to £499 million. Lamictal sales also grew strongly in the year, up 31% CER (27% sterling) to £556 million, helped by FDA approval for the use of the drug in the long term maintenance treatment of bi-polar disorder.

•	Sales of Wellbutrin, for depression, grew 18% CER (8% sterling) to £953 million over the year. The excellent uptake of Wellbutrin XL continues, with the new formulation now accounting for 40% of new Wellbutrin prescriptions (XL and SR) as measured by the latest weekly data.

Limited generic competition to Wellbutrin began in the USA in January 2004 for the 100mg dose, with latest weekly prescription data indicating that generics represent 6% of total branded and generic bupropion (SR and XL). Generic competition across all dose forms of Wellbutrin SR may commence at any time.

•	Sales of Coreg for heart disease rose 28% CER (18% sterling) to £361 million. Sales continue to benefit from recent data that showed a highly significant statistical difference in survival between Coreg and metopropol in patients with heart failure.

•	GSK’s paediatric vaccine Infanrix/Pediarix continues to perform very strongly with sales up 32% CER (32% sterling) to £336 million in the year. Overall vaccine sales rose 2% CER (4% sterling) over the year to £1.1 billion, held back by a fall in sales of Hepatitis vaccines.

•	Sales of emesis treatment Zofran increased by 16% CER (9% sterling) in the year to £774 million.

•	Sales of GSK’s HIV products grew 6% CER (3% sterling) in the year to £1.5 billion. Trizivir continues to perform very strongly with sales growth of 22% CER (19% sterling) to £376 million (US sales up 20% CER, 10% sterling, to £219 million). Lexiva, a new protease inhibitor, was launched in December 2003, with initial sales of £7 million.

•	Levitra, for erectile dysfunction, was launched in the USA in August and in Europe in the first half of 2003. GSK’s co-promotion income and co-marketing sales were £37 million.

Other key products:

•	Seroxat/Paxil sales fell 4% CER (9% sterling) to £1.9 billion over the year, with Q4 2003 sales down 40% CER (43% sterling) to £325 million. Generic Paxil was launched in the United States in September, and in January 2004 generics had taken a 52% share of total prescriptions for the drug. Encouragingly, GSK’s new product, Paxil CR, has increased its share of total paroxetine prescriptions since the generic launch from 33% to 37%.

•	Augmentin sales fell 29% CER (31% sterling) to £825 million for the year, although Q4 2003 sales were only down 11% CER (14% sterling), reflecting the diminishing impact of generics relative to Q4 2002 and the successful uptake in the USA of Augmentin ES and XR, which together represented sales of £237 million in 2003.

KEY LAUNCHES AND FILINGS IN 2004

GSK plans to make a number of significant product launches and filings during 2004. Key highlights are:

•	Following an FDA Approvable Letter in October 2003, GSK and its partner, Yamanouchi Pharma America, expect to launch solifenacin succinate later this year. Solifenacin offers an effective therapy for over-active bladder with a low incidence of dry mouth – a common side effect of other treatments. Over-active bladder affects an estimated 17 million people in the USA.

•	The Avandia franchise is set to benefit from the launch of a new fixed-dose combination treatment called Avandaryl. This new medication combines Avandia with Aventis’ Amaryl, a market leading sulphonylurea, and will further extend the Avandia ‘family’ of treatments for type II diabetes. Approval for Avandaryl in the USA is expected in the second half of 2004.

•	It is anticipated that Epivir/Ziagen, the first once-daily combination HIV/AIDS treatment to be available in a single tablet, will be approved and launched in the United States during the second half of 2004. This new combination will offer a significant improvement in patient convenience over other nucleoside treatment options.

•	Approval of Requip for Restless Legs Syndrome (RLS) is expected towards the end of 2004/beginning of 2005. Requip is expected to become the first product in the United States indicated for the treatment of RLS, a neurological disorder affecting an estimated 8-10% of the US population.

•	Boniva is a potent oral bisphosphonate treatment for osteoporosis, with the potential to offer more convenient monthly dosing. Boniva is being co-developed by GSK and Roche. This new indication is expected to be filed with the FDA during 2004.

•	Developed with Adolor Corporation, alvimopan for the management of post-operative ileus, is targeted for filing with the FDA in the first half of 2004.

•	Building on its strong portfolio of vaccines, GSK also plans three vaccine filings during 2004. In the USA, Boostrix is scheduled to be filed as a booster vaccine to prevent diptheria, tetanus and pertussis for adolescents and adults. Priorix Tetra, which builds on GSK’s existing mumps, measles and rubella vaccine with the addition of varicella protection, is scheduled to be filed in European and International markets. Finally, Rotarix, a new vaccine for the prevention of rotavirus gastroenteritis in young children, is scheduled to be filed during 2004 in Latin American markets.

•	Nelarabine, for relapsed or refractory childhood T-cell leukaemia, is expected to be filed during 2004. Recent data showed a complete remission rate of 47% for nelarabine in these patients.

PHARMACEUTICAL TURNOVER
Year ended 31st December 2003

	Total			USA			Europe			International

	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%	£m	CER%	£%

CENTRAL NERVOUS SYSTEM	4,455	4	(1)	3,112	3	(6)	847	3	10	496	15	14
Depression	2,830	2	(4)	2,107	1	(7)	369	(8)	(2)	354	25	23
Seroxat/Paxil	1,877	(4)	(9)	1,179	(9)	(17)	369	(8)	(2)	329	25	23
Wellbutrin	953	18	8	928	18	8	—	—	—	25	30	25

Migraine	849	1	(4)	609	(1)	(9)	179	3	11	61	7	7
Imigran/Imitrex	760	—	(5)	560	(1)	(9)	147	3	11	53	7	8
Naramig/Amerge	89	1	(1)	49	(3)	(9)	32	7	14	8	7	—

Lamictal	556	31	27	311	38	26	202	26	34	43	9	8
Requip	99	13	11	47	9	—	47	15	24	5	43	25
Zyban	75	(25)	(24)	28	(35)	(40)	32	12	19	15	(45)	(40)

RESPIRATORY	4,417	14	11	2,242	21	11	1,481	4	10	694	13	11
Seretide/Advair, Flixotide/Flovent, Serevent	3,352	17	14	1,750	23	12	1,170	7	15	432	18	19
Seretide/Advair	2,214	39	36	1,235	54	41	773	18	27	206	37	40
Flixotide/Flovent	705	(8)	(10)	319	(10)	(18)	208	(10)	(5)	178	1	1
Serevent	433	(15)	(17)	196	(27)	(33)	189	(5)	(1)	48	26	26
Flixonase/Flonase	594	19	11	461	22	12	56	1	8	77	14	12
Ventolin	265	(1)	—-	4	(50)	(50)	134	(5)	1	127	7	2
Becotide	111	(16)	(15)	—	—	—-	93	(15)	(11)	18	(23)	(28)

ANTI-VIRALS	2,349	5	2	1,159	4	(4)	726	5	14	464	7	3
HIV	1,508	6	3	798	2	(7)	555	11	20	155	12	6
Combivir	589	3	—	301	(3)	(11)	218	8	17	70	16	9
Trizivir	376	22	19	219	20	10	143	28	39	14	27	17
Epivir	293	2	(1)	148	(1)	(10)	107	5	14	38	6	3
Retrovir	45	(10)	(10)	19	(12)	(17)	16	(14)	(6)	10	1	—
Ziagen	167	(1)	(3)	86	(6)	(15)	61	7	15	20	7	5
Agenerase	31	(25)	(30)	19	(33)	(39)	9	(5)	—	3	1	(25)

Herpes	669	6	2	325	15	5	148	(3)	6	196	(2)	(4)
Valtrex	499	23	17	316	26	15	86	9	18	97	25	26
Zovirax	170	(26)	(25)	9	(72)	(74)	62	(16)	(7)	99	(19)	(22)

Zeffix	129	11	5	10	(4)	(17)	17	2	6	102	14	7

ANTI-BACTERIALS	1,815	(16)	(18)	524	(41)	(46)	755	1	8	536	6	(1)
Augmentin	825	(29)	(31)	312	(51)	(56)	332	(2)	5	181	11	5
Zinnat/Ceftin	246	—	1	22	(29)	(35)	134	6	15	90	4	(2)
Fortum	184	(9)	(8)	27	(22)	(27)	95	(9)	(1)	62	(3)	(9)
Amoxil	117	(11)	(14)	19	(36)	(41)	36	(26)	(20)	62	15	5

VACCINES	1,123	2	4	281	6	(3)	495	(1)	6	347	4	8
Hepatitis	417	(13)	(14)	157	(18)	(26)	192	(12)	(6)	68	1	—
Infanrix/Pediarix	336	32	32	124	71	57	147	17	26	65	10	12

ONCOLOGY AND EMESIS	1,001	9	2	743	10	—	163	1	7	95	13	12
Zofran	774	16	9	575	20	10	126	1	8	73	13	11
Hycamtin	110	23	17	77	33	22	25	—	4	8	14	14

METABOLIC	1,079	20	12	755	20	10	116	32	38	208	16	11
Avandia, Avandamet	931	24	15	755	20	10	70	57	67	106	40	34

CARDIOVASCULAR AND UROGENITAL	771	22	17	495	24	14	176	10	20	100	34	28
Coreg	361	28	18	346	28	17	—	—	—	15	33	36
Levitra	37	—	—	22	—	—	11	—	—	4	—	—
Avodart	19	>100	>100	14	>100	>100	5	—	—	—	—	—

OTHER	1,171	(8)	(11)	99	(15)	(22)	355	(16)	(13)	717	(3)	(8)
Zantac	328	(13)	(14)	77	(1)	(10)	94	(25)	(19)	157	(10)	(13)

	18,181	5	1	9,410	5	(4)	5,114	2	9	3,657	8	5

Pharmaceutical turnover includes co-promotion income.

PHARMACEUTICAL TURNOVER
Three months ended 31st December 2003

	Total			USA			Europe			International

	£m	CER%	£%	£m	CER%	%	£m	CER%	£%	£m	CER%	£%

CENTRAL NERVOUS SYSTEM	965	(17)	(21)	607	(25)	(33)	224	3	8	134	10	12
Depression	552	(27)	(32)	365	(35)	(42)	87	(18)	(14)	100	18	19
Seroxat/Paxil	325	(40)	(43)	144	(58)	(63)	87	(18)	(14)	94	17	19
Wellbutrin	227	2	(8)	221	1	(9)	—	—	—	6	27	20

Migraine	211	(4)	(9)	145	(9)	(18)	50	14	22	16	(3)	—
Imigran/Imitrex	188	(6)	(11)	133	(9)	(18)	41	11	17	14	(3)	8
Naramig/Amerge	23	7	5	12	(2)	(8)	9	26	50	2	—	(33)

Lamictal	146	25	21	77	28	15	58	24	32	11	8	10
Requip	27	11	8	11	(11)	(21)	14	40	40	2	46	100
Zyban	20	(13)	(9)	6	(41)	(45)	10	49	43	4	(35)	—

RESPIRATORY	1,171	14	10	569	19	8	409	7	12	193	11	12
Seretide/Advair, Flixotide/Flovent, Serevent	906	16	12	456	19	7	329	12	18	121	14	19
Seretide/Advair	617	39	34	341	51	36	221	24	32	55	25	34
Flixotide/Flovent	186	(10)	(12)	77	(17)	(24)	57	(8)	(5)	52	2	4
Serevent	103	(21)	(24)	38	(42)	(48)	51	(2)	—	14	27	27
Flixonase/Flonase	144	27	18	109	31	18	13	5	8	22	23	22
Ventolin	69	(7)	(5)	—	—	—	35	(8)	(5)	34	2	3
Becotide	29	(15)	(12)	—	—	—	24	(15)	(11)	5	(14)	(17)

ANTI-VIRALS	582	(3)	(6)	279	(5)	(14)	183	(2)	4	120	3	1
HIV	368	(4)	(7)	186	(9)	(18)	142	2	9	40	6	3
Combivir	147	(2)	(5)	73	(7)	(17)	57	1	10	17	15	13
Trizivir	88	1	(2)	47	(2)	(11)	37	6	16	4	(4)	(20)
Epivir	70	(10)	(13)	33	(17)	(27)	27	1	4	10	(6)	11
Retrovir	11	(17)	(15)	4	(20)	(33)	4	(23)	—	3	(3)	—
Ziagen	39	(12)	(17)	19	(22)	(30)	15	4	7	5	(2)	(17)
Agenerase	6	(34)	(45)	4	(52)	(50)	1	(9)	(50)	1	>100	—
Herpes	170	—	(3)	83	7	(3)	34	(10)	(3)	53	(4)	(2)
Valtrex	129	12	7	81	15	3	20	2	5	28	10	22
Zovirax	41	(26)	(24)	2	(73)	(71)	14	(24)	(13)	25	(15)	(19)

Zeffix	34	11	3	3	—	—	5	30	25	26	10	—

ANTI-BACTERIALS	509	(8)	(11)	166	(21)	(28)	206	1	7	137	(1)	(7)
Augmentin	251	(11)	(14)	115	(22)	(29)	88	(3)	2	48	13	9
Zinnat/Ceftin	70	3	4	6	(29)	(33)	42	12	20	22	1	(4)
Fortum	45	(15)	(15)	6	(34)	(40)	24	(12)	(4)	15	(11)	(17)
Amoxil	29	(29)	(33)	1	(90)	(89)	10	(15)	(17)	18	(13)	(18)

VACCINES	290	3	4	65	11	—	129	(5)	2	96	7	12
Hepatitis	102	(16)	(17)	39	(20)	(29)	48	(13)	(8)	15	(11)	(6)
Infanrix/Pediarix	76	41	41	26	>100	>100	37	7	12	13	16	18

ONCOLOGY AND EMESIS	231	(8)	(14)	167	(11)	(20)	41	(1)	5	23	7	10
Zofran	187	—	(7)	136	(1)	(12)	32	1	10	19	10	12
Hycamtin	26	23	13	19	35	27	6	(5)	(14)	1	9	—

METABOLIC	291	12	4	200	12	1	33	32	32	58	4	—
Avandia, Avandamet	252	16	7	200	12	1	22	84	83	30	16	15

CARDIOVASCULAR AND UROGENITAL	195	16	10	119	13	1	48	14	23	28	36	33
Coreg	96	40	26	92	41	26	—	—	—	4	17	33
Levitra	7	—	—	2	—	—	4	—	—	1	—	—
Avodart	7	34	17	5	(6)	(17)	2	—	—	—	—	—

OTHER	281	(7)	(8)	16	17	—	90	(13)	(12)	175	(5)	(7)
Zantac	76	(21)	(22)	14	(29)	(39)	23	(26)	(21)	39	(14)	(15)

	4,515	(2)	(6)	2,188	(6)	(16)	1,363	2	7	964	4	3

Pharmaceutical turnover includes co-promotion income.

CONSUMER HEALTHCARE TURNOVER

•	Over-the-counter medicine sales were £1.6 billion, up 2% CER, but down 2% in sterling terms reflecting adverse currency exchange movements. Sales of smoking control and gastrointestinal products were down significantly in the USA primarily due to flat market conditions and private label competition. Growth from smoking control products recently launched in Europe and sales of dermatological products acquired earlier this year helped to offset these declines partially.

•	Oral care sales were £1.1 billion, up 3% CER (3% sterling). GSK's Sensodyne brand continues to grow in all regions.Sales of Nutritional healthcare products grew 9% CER (7% sterling) to £0.6 billion. Lucozade Sport and Lucozade Hydroactive continued to drive growth in this category.

•	In the fourth quarter Consumer Healthcare sales grew 2% CER (down 1% sterling) to £863 million. Oral care sales grew 7% CER (6% sterling) to £283 million, and Nutritional healthcare sales grew 8% CER (8% sterling) to £150 million. OTC medicines declined 3% CER (7% sterling) to £430 million due to lower sales of smoking control products in the USA.

	Year ended 31st December 2003

	£m	CER%	£%

Over-the-counter medicines	1,556	2	(2)
Analgesics	342	4	1
Dermatological	237	31	26
Gastro-intestinal	283	(2)	(9)
Respiratory tract	151	6	6
Smoking control	325	(8)	(14)
Natural wellness support	166	3	2

Oral care	1,082	3	3
Nutritional healthcare	622	9	7

Total	3,260	4	1

	Three months ended 31st December 2003

	£m	CER%	£%

Over-the-counter medicines	430	(3)	(7)
Analgesics	90	2	—
Dermatological	56	20	14
Gastro-intestinal	73	(5)	(11)
Respiratory tract	53	1	—
Smoking control	103	(14)	(20)
Natural wellness support	44	(3)	(2)

Oral care	283	7	6
Nutritional healthcare	150	8	8

Total	863	2	(1)

FINANCIAL REVIEW – PROFIT AND LOSS ACCOUNT

Pharmaceutical turnover in the year increased by 5% CER (1% sterling) compared with 2002. An analysis of turnover between new products (those launched in a major market within the last five years), franchise products (established products), and other products (now less actively promoted) is set out below:

			2003

	£m	% total	CER%	£%

New	4,633	25	29	25
Franchise	9,888	54	1	(3)
Other	3,660	21	(8)	(10)

	18,181	100	5	1

The growth of the new products, notably Seretide/Advair, Avandia/Avandamet, Infanrix, Pediarix and Trizivir, and the franchise products, Wellbutrin, Lamictal, Zofran, and Valtrex, more than offset the decline of older products such as Augmentin, Zovirax and Zantac. New products accounted for 25% of total pharmaceutical turnover.

GSK records co-promotion income within turnover, and the nature of co-promotion activities are such that no cost of sales is recorded. Co-marketing sales are recorded within turnover as sales of GSK products and cost of sales reflects the purchase cost of the products sold. Co-promotion income amounted to £35 million in 2003.

Trading profit – full year 2003

	2003		2002
					Growth	Growth
	£m	% of turnover	£m	% of turnover	CER%	£%

Turnover	21,441	100	21,212	100	5	1

Cost of sales	(4,544)	(21.2)	(4,609)	(21.7)	—	(1)
Selling, general and administration	(7,581)	(35.4)	(8,041)	(37.9)	(2)	(6)
Research and development	(2,791)	(13.0)	(2,900)	(13.7)	(1)	(4)

Trading profit	6,525	30.4	5,662	26.7	21	15

Trading profit was £6,525 million with a growth of 21% CER (15% sterling), stronger than turnover growth of 5% CER (1% sterling). Overall the trading margin improved by 3.7 percentage points. Turnover increased slightly in sterling terms, as a result of higher volume and a small pricing benefit that were substantially offset by the impact of currency exchange movements. Decreases in cost of sales, selling, general and administration costs and research and development (R&D) expenditure all led to an improvement in trading margin.

Cost of sales was flat in CER terms (down 1% in sterling terms), decreasing from 21.7% of turnover to 21.2% of turnover, as a result of benefits arising from merger, manufacturing restructuring savings and a favourable product mix. In 2004 GSK expects the loss of high margin Paxil and Wellbutrin sales and possibly currency movements to have an adverse effect on cost of sales as a percentage of turnover.

Selling, general and administration costs declined 2% CER (6% sterling), decreasing from 37.9% of turnover to 35.4% of turnover, reflecting increased selling costs to support new product launches, charges relating to cost saving programmes and increased pension costs, more than offset by a reduction in merger and restructuring costs of £480 million compared with 2002 and the benefits of cost saving initiatives.

R&D declined 1% CER (4% sterling), decreasing from 13.7% of turnover to 13.0% of turnover, reflecting increased clinical trial and in-licensing activity and the reinvestment of merger synergies, more than offset by a reduction in merger and restructuring costs of £147 million compared with 2002. Pharmaceuticals R&D expenditure represented 14.8% of pharmaceutical turnover in the year. GSK expects R&D expenditure in 2004 to increase slightly more than the increase in 2003.

Trading profit – Q4 2003

Trading profit grew 6% CER (down 2% sterling) to £1,303 million while turnover declined 1% CER (5% sterling). Overall the trading margin improved 0.8 percentage points compared with the same quarter last year. Although turnover declined in sterling terms as a result of generic competition to Paxil in the USA, the trading margin improved as a result of sterling decreases in cost of sales, selling, general and administration costs and research and development (R&D) expenditure.

Cost of sales increased 1% CER, but declined by 1% in sterling terms, increasing from 22.1% of turnover to 23.0% of turnover, primarily as a result of stock write-offs and an adverse movement in product mix. Selling, general and administration costs declined by 5% CER (8% sterling), decreasing from 38.5% of turnover to 37.4% of turnover, as increases in selling costs to support new product launches and charges relating to cost saving programmes were more than offset by a reduction in merger and restructuring costs and the benefits of cost saving initiatives.

Profit before tax

	2003 £m	2002 £m

Trading profit	6,525	5,662
Other operating income/(expense)	(133)	(111)
Profits of associates	93	75
Product divestments	—	11
Business disposals	5	10
Net interest payable	(161)	(141)

Profit before tax	6,329	5,506

Other operating expenses were £133 million in 2003 compared with £111 million in 2002 principally comprising legal costs and provisions partly offset by product and equity investment disposals. Other operating income/(expense) includes litigation costs and provisions relating to legal claims on withdrawn products, product withdrawals and antitrust matters, equity investment carrying value adjustments arising from stock market price changes, royalty income, product disposals and equity investment sales.

Other operating expense was £167 million in Q4 2003 compared with other operating income of £23 million in Q4 2002. The charge in Q4 2003 included higher legal costs, principally relating to Relafen antitrust settlements.

Included within profit before tax are the following items relating to the merger, integration and restructuring costs and the disposal of subsidiaries
	2003 £m	2002 £m

Merger integration costs	(286)	(851)
Manufacturing and other restructuring	(83)	(121)

Block Drug integration costs	(26)	(60)

Effect on operating profit	(395)	(1,032)
Product divestments	—	11
Business disposals	5	10

Effect on profit before tax	(390)	(1,011)

Merger integration costs have declined as the programme is substantially complete at the end of this third year post merger. Manufacturing and other restructuring charges principally relate to production plant closures. These programmes have now produced annual savings which exceed the published target of £1.8 billion.

Taxation
	2003 £m	2002 £m

UK Corporation tax	(383)	(362)
Overseas taxation	(1,618)	(1,070)
Deferred taxation	262	(29)

Taxation	(1,739)	(1,461)

The charge for taxation amounting to £1,739 million represents an effective tax rate of 27.5%. This represents an increase compared with the effective rate for 2002 which was 26.5%.

The integrated nature of the Group's worldwide operations, involving significant investment in research and strategic manufacture at a limited number of locations, with consequential cross-border supply routes into numerous end-markets, gives rise to complexity and delay in negotiations with revenue authorities as to the profits on which individual Group companies are liable to tax. Disagreements with, and between, revenue authorities as to intra-Group transactions, in particular the price at which goods should be transferred between Group companies in different tax jurisdictions, can produce conflicting claims from revenue authorities as to the profits that fall to be taxed in individual territories. Resolution of such issues is a continuing fact-of-life for GlaxoSmithKline. The Group has open issues with the revenue authorities in the UK, Japan and Canada, but by far the largest relates to Glaxo heritage products in the USA.

In the USA, for a number of years, GlaxoSmithKline has had significant open issues relating to transfer pricing. The company has attempted to settle the dispute, first through direct discussion with the US Internal Revenue Service (IRS) and subsequently through discussions between the US and UK tax authorities under the terms of the double tax convention between the two countries. The company understands that the views of the two tax authorities were so different that they were unable to reach agreement, and discussions were terminated in July 2003. The company has now received a claim for additional taxes that the IRS asserts legacy company Glaxo Wellcome owes for the years 1989 to 1996. This statutory notice of deficiency for $2.7 billion (£1.5 billion) in tax principally relates to the allocation of profits for Glaxo heritage products between the USA and other countries. To the extent that the IRS were successful in its claim, interest would be payable. GSK estimates the interest on the full claim to date would be approximately $2.5 billion (£1.4 billion), net of federal tax relief. As similar tax issues remain open for 1997 to date, GSK expects to receive further claims by the IRS for these years. As stated in previous updates, there continues to be a wide difference of views between the company and the IRS.

Since GSK has exhausted all administrative remedies open to it, the company plans to contest this claim for additional taxes by filing a petition in the US Tax Court, where a trial is not expected until some time in 2005 or 2006.

GSK continues to believe that the profits reported by its US subsidiaries for the period 1989 to date, on which it has paid taxes in the United States, are more than sufficient to reflect the activities of its US operations.

GlaxoSmithKline uses the best advice in determining its transfer pricing methodology and in seeking to manage transfer pricing issues to a satisfactory conclusion and, on the basis of external professional advice, continues to believe that it has made adequate provision for the liabilities likely to arise from open assessments. The ultimate liability for such matters may vary significantly from the amounts provided and is dependent upon the outcome of litigation proceedings and negotiations with the relevant tax authorities.

Save as shown in these accounts, no provision has been made for taxation which would arise on the distribution of profits retained by overseas subsidiary and associated undertakings, on the grounds that no remittance of profit retained at 31st December 2003 is required in such a way that incremental tax will arise.

Earnings

	2003 £m	2002 £m

Earnings	4,484	3,915

	pence	pence
Earnings per share
Basic earnings per share	77.2	66.2

Diluted earnings per share	77.0	66.0

Full year EPS of 77.2 pence increased 23% in CER terms and 17% in sterling terms. EPS for Q4 2003 of 13.7p declined 8% in CER terms and 14% in sterling terms. The adverse currency impact on EPS reflected the significant weakening of the US dollar relative to 2002, partly offset by a stronger Euro.

	2003 £m	2002 £m
Appropriations
Net profit attributable to shareholders	4,484	3,915
Dividends	(2,374)	(2,346)

Retained profit	2,110	1,569

	pence per share	2003 £m	pence per share	2002 £m
Dividends
First interim – paid 3rd July 2003	9	524	9	535
Second interim – paid 2nd October 2003	9	522	9	530
Third interim – paid 6th January 2004	9	520	9	527
Fourth interim – payable 15th April 2004	14	808	13	754

	41	2,374	40	2,346

The Board declared a fourth interim dividend of 14 pence per share making a total for the year of 41 pence per share. This compares with a dividend of 40 pence for 2002. The equivalent dividend receivable by ADR holders is 51.993 cents per ADS based on an exchange rate of £1/$1.85688. The dividend had an ex-dividend date of 18th February 2004 and will be paid on 15th April 2004 to all shareholders and ADR holders of record on 20th February 2004.

In 2004, GSK expects a similar increase in the total dividend as has been declared in 2003. The allocation of quarterly dividends will be rebalanced in 2004. GSK intends to increase the first three interim dividends from 9p to 10p, with the remainder of the total dividend for the year being allocated to the fourth quarter dividend.

The number of shares in issue, excluding those held by the Employee Share Ownership Trusts (ESOTs), at 31st December 2003 was 5,772 million (31st December 2002: 5,843 million).

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	2003 £m	2002 £m

PROFIT ATTRIBUTABLE TO SHAREHOLDERS	4,484	3,915
Exchange movements on overseas net assets	37	(154)
Unrealised gains on equity investments	7	7
Tax on exchange movements and unrealised gains	(69)	(67)

TOTAL RECOGNISED GAINS AND LOSSES	4,459	3,701

SUMMARY STATEMENT OF CASH FLOW AND MOVEMENT IN NET DEBT
Year ended 31st December 2003

	2003 £m	2002 £m

OPERATING PROFIT	6,392	5,551
Depreciation and other non-cash items	1,050	1,063
Increase in working capital	(387)	(90)
(Decrease)/increase in net liabilities	(50)	731

NET CASH INFLOW FROM OPERATING ACTIVITIES	7,005	7,255

Dividends received from joint ventures and associates	1	2
Returns on investment and servicing of finance	(231)	(237)
Taxation paid	(1,917)	(1,633)

	4,858	5,387

Purchase of tangible fixed assets	(869)	(1,044)
Sale of tangible fixed assets	46	59
Purchase of intangible fixed assets	(193)	(182)

	(1,016)	(1,167)
Product divestments	—	(1)
Proceeds from own shares for employee share options	26	58
Purchase of equity investments	(63)	(75)
Sale of equity investments	125	65

Capital expenditure and financial investment	(928)	(1,120)

Purchase of businesses	(12)	(21)
Business disposals	3	6
Investment in joint ventures and associates	(3)	(5)

Acquisitions and disposals	(12)	(20)

Equity dividends paid	(2,333)	(2,327)

NET CASH INFLOW	1,585	1,920

Management of liquid resources	(1,336)	52
Financing	(276)	(1,567)

(DECREASE)/INCREASE IN CASH IN PERIOD	(27)	405

Reconciliation to movement in net debt

Net debt at beginning of period	(2,335)	(2,101)
(Decrease)/increase in cash	(27)	405
Cash inflow/(outflow) from management of liquid resources	1,336	(52)
Net increase in long-term loans	(1,023)	(1,005)
Net repayment of short-term loans and leases	442	543
Net non-cash funds of subsidiaries acquired	—	(4)
Other non-cash movements	(4)	—
Exchange adjustments	(37)	(121)

Net debt at end of period	(1,648)	(2,335)

SUMMARY STATEMENT OF CASH FLOW AND MOVEMENT IN NET DEBT
Three months ended 31st December 2003

	Q4 2003 £m	Q4 2002 £m

OPERATING PROFIT	1,136	1,349
Depreciation and other non-cash items	335	371
Increase in working capital	(147)	(43)
Decrease in net liabilities	(17)	(115)

NET CASH INFLOW FROM OPERATING ACTIVITIES	1,307	1,562

Dividends received from joint ventures and associates	—	2
Returns on investment and servicing of finance	(38)	(42)
Taxation paid	(351)	(503)

	918	1,019

Purchase of tangible fixed assets	(336)	(409)
Sale of tangible fixed assets	14	26
Purchase of intangible fixed assets	(76)	(55)

	(398)	(438)

Product divestments	—	(1)
Proceeds from own shares for employee share options	8	4
Purchase of equity investments	(41)	(56)
Sale of equity investments	8	3

Capital expenditure and financial investment	(423)	(488)

Purchase of businesses	—	(4)

Acquisitions and disposals	—	(4)

Equity dividends paid	(523)	(527)

NET CASH OUTFLOW	(28)	—

Management of liquid resources	(385)	249
Financing	(294)	(84)

(DECREASE)/INCREASE IN CASH IN PERIOD	(707)	165

Reconciliation to movement in net debt

Net debt at beginning of period	(1,442)	(2,100)
(Decrease)/increase in cash	(707)	165
Cash inflow/(outflow) from management of liquid resources	385	(249)
Net increase in long-term loans	(413)	(403)
Net repayment of short-term loans and leases	538	264
Net non-cash funds of subsidiaries acquired	—	(4)
Other non-cash movements	(4)	—
Exchange adjustments	(5)	(8)

Net debt at end of period	(1,648)	(2,335)

BALANCE SHEET

	31st December 2003 £m	31st December 2002 £m

Goodwill	143	171
Intangible fixed assets	1,697	1,637
Tangible fixed assets	6,441	6,649
Investments	3,069	3,121

FIXED ASSETS	11,350	11,578

Equity investments	164	161
Stocks	2,109	2,080
Debtors	6,897	6,200
Liquid investments	2,493	1,256
Cash at bank	962	1,052

CURRENT ASSETS	12,625	10,749

Loans and overdrafts	(1,452)	(1,551)
Other creditors	(7,145)	(7,257)

CREDITORS: amounts due within one year	(8,597)	(8,808)

NET CURRENT ASSETS	4,028	1,941

TOTAL ASSETS LESS CURRENT LIABILITIES	15,378	13,519

Loans	(3,651)	(3,092)
Other creditors	(232)	(206)

CREDITORS: amounts due after one year	(3,883)	(3,298)

PROVISIONS FOR LIABILITIES AND CHARGES	(3,030)	(2,833)

NET ASSETS	8,465	7,388

Called up share capital	1,487	1,506
Share premium account	264	224
Other reserves	1,925	1,905
Profit and loss account	4,044	2,946

EQUITY SHAREHOLDERS' FUNDS	7,720	6,581

Non-equity minority interest	503	559
Equity minority interests	242	248

CAPITAL EMPLOYED	8,465	7,388

RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS’ FUNDS

	2003 £m	2002 £m

Equity shareholders’ funds at beginning of period	6,581	7,390
Total recognised gains and losses for the period	4,459	3,701
Dividends	(2,374)	(2,346)
Ordinary shares issued	41	56
Ordinary shares purchased and cancelled	(980)	(2,220)
Exchange movements on goodwill written off to reserves	(7)	—

Equity shareholders’ funds	7,720	6,581

FINANCIAL REVIEW – CASH FLOW AND BALANCE SHEET

Cash flow

Operating cash flow was £7,005 million in 2003. This represents a decrease of £250 million over 2002 principally arising from increased debtor balances, partly because of the timing of trade and other receipts over the year-end period, and higher payments for legal and other provisionable items, partly offset by reduced restructuring and integration payments. The operating cash flow is in excess of the funds needed for the routine cash flows of tax, capital expenditure on tangible assets and dividend payments, together amounting to £5,119 million.

In October 2002 GSK commenced a new £4 billion share buy-back programme. Of this new programme, £219 million was accounted for in 2002 and £980 million in 2003. The programme will continue in 2004. The exact amount and timing of future purchases, and whether some repurchased shares will be held as Treasury shares rather than being cancelled, will be determined by the company and is dependent on market conditions and other factors.

Net assets

The book value of net assets increased by £1,077 million from £7,388 million at 31st December 2002 to £8,465 million at 31st December 2003, principally arising from a reduction in net debt and increases in trade and other debtors.

Fixed asset investments comprise investments in associates, long-term equity investments and an investment in own shares held by the ESOTs. At 31st December 2003 the ESOTs held 177.8 million GSK ordinary shares, at a carrying value of £2,775 million and market value of £2,276 million, against the future exercise of share options and share awards. This valuation shortfall is not considered to represent a permanent diminution in value in the context of the length of the future period over which the related share options may be exercised. Accordingly no provision has been made. The carrying value of associates and equity investments was £458 million and the market value was £1,279 million.

Equity shareholders’ funds

Equity shareholders’ funds increased from £6,581 million at 31st December 2002 to £7,720 million at 31st December 2003. The increase arises from retained earnings and positive exchange movements on overseas net assets partly offset by own shares purchased and cancelled.

Pensions

The Group continues to account for pension arrangements in accordance with SSAP 24. Under the transitional provisions of FRS 17 the disclosed pension assets and liabilities of the Group at 31st December 2003 show a net deficit of approximately £1.3 billion after allowing for deferred taxation (31st December 2002: £1,262 million). In Q4 2003 special cash contributions of £314 million were made to reduce the funding deficit.

The company will review this position annually and will make further contributions as appropriate.

Legal proceedings

GlaxoSmithKline is involved in various legal and administrative proceedings, principally product liability, intellectual property, antitrust and governmental investigations and related private litigation. The outcome of claims, legal proceedings and other matters in which the Group is involved cannot be predicted with any certainty. Legal proceedings in which GSK is involved are described in the legal proceedings note to the Financial Statements and the ‘Risk factors’ in the operating and financial review and prospects included in the Annual Report 2002. Developments since the date of the Annual Report through the date of this document are set out below.

USA

Intellectual property

With respect to the US District Court decision holding the Group’s paroxetine hydrochloride hemihydrate patent for Paxil valid but not infringed by Apotex’s anhydrate version, the Court of Appeals for the Federal Circuit (CAFC) heard the appeal on 5th January 2004. The CAFC’s decision is expected in three to six months from the hearing.

In December 2003 GlaxoSmithKline and Synthon reached a settlement of the Group’s patent infringement action relating to Synthon’s 505(b)(2) application for a paroxetine mesylate product using a different salt form of paroxetine than that used in the marketed form of Paxil. Under the terms of the settlement the Group has granted Synthon a royalty bearing license to market that paroxetine mesylate product in the USA.

In July 2003 the Group requested the U.S. Food and Drug Administration (FDA) to remove three patents related to Paxil from the register of pharmaceutical patents maintained by the FDA (the ‘Orange Book’). The action followed the FDA’s release on 12th June 2003 of new regulations concerning, among other matters, the listing of patents in the Orange Book. Although the new regulations do not specifically apply to patents already listed, the FDA did provide new criteria for listing certain types of patents in the future. The Group voluntarily sought the delisting of three product-by-process patents to proactively align with the new criteria. The delisting request did not affect the validity of these patents or related patent litigation but did terminate any remaining Hatch-Waxman stays related to the delisted patents with the effect that there were no remaining stays with respect to FDA approval of the ANDA filed by Apotex Corp. Following FDA approval of its ANDA, Apotex subsequently launched a generic version of Paxil in September 2003. The Group continues to pursue patent infringement claims in litigation in Philadelphia against Apotex and other generic companies under these and other patents.

With respect to the patent infringement actions regarding Paxil in the District Court for the Eastern District of Pennsylvania, in April 2003 the Group waived claims for infringement of a product by process patent (US patent 6,172,233) against Geneva Pharmaceuticals, Alphapharm, Zenith-Goldline and Sumika Fine Chemicals, which had been identified as the manufacturer of bulk material for the other three companies. In the course of discovery Sumika produced evidence that it was not infringing that patent. As a consequence of withdrawal of the waiver, all Hatch-Waxman stays against FDA approval of Geneva’s ANDA have expired and the last remaining Hatch-Waxman stay for Zenith expired in May 2003 and for Alphapharm in November 2003. Litigation continues in Philadelphia against Apotex, Geneva, Alphapharm and Zenith and the other generic companies for infringement of the other GlaxoSmithKline patents at issue in the case. Apotex has filed a counter-claim on this action alleging that the Group has violated antitrust laws. No trial date has yet been set.

With respect to the patent infringement action against Pentech Pharmaceuticals regarding Paxil, in April 2003 the Group reached a settlement with Pentech and Par Pharmaceutical to which Pentech had granted rights under Pentech’s ANDA for paroxetine hydrochloride capsules. The parties jointly filed for dismissal of the suit. The settlement allows Par to distribute in Puerto Rico substitutable generic paroxetine hydrochloride immediate release tablets supplied and licensed from the Group for a royalty payable to the Group. Par became entitled to distribute the same product in the US market once Apotex’s generic version of Paxil became available there. In the settlement Par and Pentech acknowledge that the GlaxoSmithKline patent covering the hemihydrate form of paroxetine hydrochloride is valid and enforceable and would be infringed by Pentech’s proposed capsule product. The Bureau of Competition of the US Federal Trade Commission reviewed the settlement. The review was voluntary and was conducted at the request of the Group, Par and Pentech.

With respect to the action filed by GlaxoSmithKline against Eon Pharmaceuticals in the US District Court for the Southern District of New York alleging infringement of the Group’s patents related to Wellbutrin SR, the trial was concluded in December 2003. The decision in the case has not yet been announced. In January 2004 the CAFC granted Eon’s motion to stay the preliminary injunction against launch of Eon’s 100 mg generic version that had been entered by the US District Court at the conclusion of the trial. Under the terms of its supply agreement with GlaxoSmithKline, Watson Pharmaceuticals began shipping a second 100 mg generic version the same day Eon began shipment of its generic version in January 2004.

In January 2004 the CAFC ruled in favour of IMPAX Laboratories Inc. and affirmed a US District Court ruling that IMPAX's generic version did not infringe the Group's patent for Wellbutrin SR. The US Food and Drug Administration (FDA) had earlier granted tentative approval to IMPAX's ANDA for that generic version. In September 2003 the CAFC reversed the summary judgement of non-infringement granted to Andrx by the US District Court for the Southern District of Florida in February 2002 and remanded the case to the district court for trial.

With respect to actions filed by GlaxoSmithKline for infringement of its patents related to Zofran, in August 2001 the Group commenced an action in the US District Court for the District of New Jersey against Reddy-Cheminor and Dr. Reddy’s Laboratories, alleging infringement of three patents for ondansetron, the active ingredient in Zofran tablets, including the compound patent that expires in July 2005 and two method of use patents the later of which expires in December 2006, in both instances taking into account an expected extension for paediatric exclusivity. The Reddy case is scheduled for trial in May 2004. In July 2003 the Group filed an action against Dr. Reddy’s Laboratories in the same district court for infringement of the Group’s patents related to the orally disintegrating tablet presentation of Zofran. In October 2003 the Group filed an action against West-ward Pharmaceuticals, Inc. in the same district court for infringement of the Group’s patents related to an injectable presentation of Zofran. Both the Dr. Reddy disintegrating tablet case and the West-ward case have been consolidated with the earlier Dr. Reddy case scheduled for trial in May 2004.

In March 2002 the Group filed a similar action against Teva Pharmaceuticals USA Inc. in the District Court for the District of Delaware alleging infringement of the two method of use patents for ondansetron. Teva had certified invalidity or non-infringement of the two method of use patents. Teva did not challenge the compound patent. The trial in the Teva case concluded in January 2004 but as of the date of this report no decision has been announced. In September 2003, November 2003 and January 2004 the Group filed actions against Teva in the same court for infringement of the Group’s patents related to the injectable and orally disintegrating tablet presentations of Zofran.

An earlier ondansetron case, involving orally disintegrating Zofran tablets, was commenced by the Group in January 2003 against Kali Laboratories in the US District Court for the District of New Jersey. That case is still in the discovery phase. In June 2003 the Group commenced an action in the US District Court for the District of New Jersey against the Faulding Pharmaceutical Company alleging infringement of the two method of use patents for ondansetron. Faulding did not challenge the compound patent. That case, as of the date of this report, has been stayed pending decisions in the Teva, Reddy and Kali cases.

With respect to the action filed by Pfizer Inc. against Bayer AG and GlaxoSmithKline alleging that the manufacture and sale of Levitra (vardenafil) would infringe a Pfizer method of treatment patent, in September 2003 the US Patent and Trademark Office initiated a re-examination of the Pfizer patent based on questions of patentability in light of prior art. The Pfizer action, including an additional suit filed in the same US District Court following the launch of Levitra in the USA, is predicated on the validity of that patent and has been stayed pending the outcome of that re-examination.

In December 2003 the Group filed an action against Dr. Reddy’s Laboratories in the US District Court for the Southern District of New York for infringement of one of two primary compound patents relating to sumatriptan, the active ingredient in Imitrex. Dr. Reddy’s Laboratories has not challenged the other compound patent which expires in December 2006. The case is in its early stages.

In January 2004 the Group filed an action against Teva Pharmaceuticals USA Inc. in the District Court for the District of New Jersey for infringement of the Group’s basic compound patent for rosiglitazone, the active ingredient in Avandia that expires in 2008. Expiry of that compound patent is expected to be extended to 2011 after the US Patent and Trademark Office has granted patent term restoration. In August 2003 the Group filed an action against Teva in the US District Court for the District of New Jersey for infringement of the Group’s patent for the specific salt form used in Avandia. In September 2003 the Group filed an action against Dr. Reddy’s Laboratories in the US District Court for the District of New Jersey for infringement of the same patent. All the cases are in their early stages.

In May 2003 GlaxoSmithKline filed an action against Ranbaxy in the US District Court for the District of New Jersey for infringement of the Group’s composition of matter patent with respect to valaciclovir, the active ingredient in Valtrex. That patent expires in 2009. The defendant has filed an ANDA with the FDA with a certification of invalidity of the composition of matter patent and non-infringement of two other patents expiring in 2016 that are listed in the Orange Book. The case is in its early stages.

With respect to the complaint filed by GlaxoSmithKline with the US International Trade Commission (ITC) regarding Augmentin, in July 2003 the Group reached a settlement agreement with Novartis and its affiliate companies named in the Group’s complaints over the ITC complaint and related state court actions. Under the terms of the agreement, the Group will receive single-digit percentage royalties on US sales of generic versions of Augmentin sold by Novartis or its affiliate companies from July 2002 through to June 2006. The state court lawsuit against Teva Pharmaceuticals and Ranbaxy Pharmaceuticals concerning the bacterial strain used to manufacture Augmentin is not affected by the Novartis settlement. Separately, in November 2003 the CAFC affirmed the decision of the US District Court for the Eastern District of Virginia holding the Group’s patents covering Augmentin invalid.

Antitrust

With respect to the antitrust action filed by Teva Pharmaceuticals against the Group regarding the Group’s patents for nabumetone (Relafen), the parties entered a settlement agreement in April 2003. With respect to other antitrust actions arising from the US District Court decision holding the Group’s patent for nabumetone (Relafen) invalid, in January 2004 GlaxoSmithKline reached a settlement with the class of direct purchasers pursuant to which the Group has agreed to pay $175 million. That settlement agreement is subject to approval of the US District Court for the District of Massachusetts. The Group also reached final settlements with Eon Pharmaceuticals, a generic manufacturer of nabumetone, and a group of major retail pharmacy chains in January 2004. Litigation continues with a class of indirect purchasers in the same court. That trial is set for June 2004.

With respect to the antitrust claims relating to paroxetine (Paxil), those cases have been scheduled for trial in December 2004 in the US District Court for the Eastern District of Pennsylvania. Motions for certifications of classes of direct and indirect purchasers have not yet been decided. In October 2003 the US Federal Trade Commission (FTC) closed its investigation with regard to Paxil on the basis of its finding that no further action is warranted.

With respect to the antitrust claims arising from the US District Court decision holding certain of the Group’s patents covering Augmentin invalid, Novartis, which through a wholly-owned subsidiary manufactures a competitive generic product, filed an antitrust claim against GlaxoSmithKline in the US District Court for the Eastern District of Virginia in December 2003.

Product liability

With respect to product liability litigation related to Paxil, in September 2003 a federal district judge in California denied class certification for a purported class of plaintiffs alleging that paroxetine (the active ingredient in Paxil) is addictive and causes dependency and withdrawal reactions. The same federal judge had denied class action certification in January 2003 but had permitted counsel for the plaintiffs to file one more motion for class certification.

Governmental investigations

With respect to the ‘best price’ investigation by the US Attorney’s Office for the District of Massachusetts, in April 2003 GlaxoSmithKline and the US Attorney’s Office, the US Department of Justice and the Office of Inspector General, US Department of Health and Human Services entered into a civil settlement agreement effectively resolving this matter. As part of the civil settlement, the Group agreed to pay a total of $87.6 million and entered into a corporate integrity agreement with respect to the conduct of its US pharmaceutical business.

In October 2003 the FDA began an investigation of the Group’s manufacturing facility in Cidra, Puerto Rico. The Cidra site is engaged in tableting and packaging for a range of GlaxoSmithKline products – primarily for the US market – including Paxil, Paxil CR, Coreg, Avandia and Avandamet. Subsequently, the FDA has issued two Forms 483 (‘observations’ of possible deficiencies in manufacturing practices) to the Group. The FDA observations relate to certain aspects of production controls, process validation and laboratory investigations primarily in respect of activities that occurred between 2001 and 2003. The Group has responded to the observations contained in the Forms 483, but to date the FDA has not advised the Group as to whether any further action is indicated. The Group continues to work closely with the FDA to address any concerns and implement any changes required by the agency arising from the Forms 483 or the FDA investigation. The Group has received no indication that ongoing supply from the site will be affected.

In February 2004 GlaxoSmithKline received a subpoena from the US Attorney’s office in Colorado regarding the Group’s sales and promotional practices relating to a number of its largest selling products for the period from January 1997 to present. The Group is co-operating with the investigation which is in its early stages.

UK

Intellectual property

With respect to the challenge by BASF to the Group’s UK paroxetine hydrochloride anhydrate patent, in June 2003 the UK Court of Appeal upheld the first instance decision which held the process claims of the patent to be valid.

With respect to the action against Apotex in the UK High Court under the same patent, the High Court ruled in December 2003 in favour of Apotex and held the patent not infringed and also invalid. GlaxoSmithKline has filed an appeal from that decision and a hearing has been scheduled for 22nd or 23rd March 2004. In the interim Apotex launched their generic version of Seroxat in the UK in early January 2004.

With respect to the action filed by Cipla, Neolab and others in the UK High Court seeking revocation of the Group’s UK patent for the combination of salmeterol and fluticasone propionate (Seretide), the trial was concluded in January 2004. The judge’s decision is expected in March 2004.

Legal expenses incurred, relating to the defence of the Group’s intellectual property, and litigation costs and provisions relating to product liability claims on existing products, are charged to selling, general and administration costs. Litigation costs and provisions relating to legal claims on withdrawn products and antitrust matters are charged to other operating income/expense. Provisions are made, after taking appropriate legal advice, when a reasonable estimate can be made of the likely outcome of the dispute.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.

Developments with respect to tax matters are described in ‘Taxation’ on page 12.

Risk factors

Cautionary statement regarding forward-looking statements

The Group’s reports filed with or furnished to the US Securities and Exchange Commission (the Commission), including this document and written information released, or oral statements made, to the public in the future by or on behalf of the Group may contain, forward-looking statements. Forward-looking statements give the Group’s current expectations or forecasts of future events. These statements may be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, and financial results. The Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements involve inherent risks and uncertainties. The Group cautions that a number of important factors including those in this document could cause actual results to differ materially from those contained in any forward-looking statement. Among the factors that could cause the Group’s actual results to differ materially from expected and historical results are the following: challenges by generic manufacturers to the patent protection for a number of the Group’s major products in the USA and Europe; legal defence costs, insurance expenses, settlement costs, and the risk of an adverse decision or settlement related to product liability, antitrust, governmental investigations, tax disputes and other legal proceedings; the success of research and development activities and the speed with which regulatory authorisations, pricing approvals, and product launches may be achieved; significant product innovations, technical advances or the intensification of price competition by competitors affecting the Group’s marketed products; the ability to market successfully both new and existing products; legislation or regulations in markets affecting product pricing, reimbursement, or access; trends in the US toward managed care and health care cost containment, including state initiatives to control costs through importation from other countries and bulk purchasing of drugs; the impact of the US Medicare Prescription Drug Improvement and Modernization Act of 2003; contingencies related to actual or alleged environmental contamination; fluctuations in exchange rates between sterling and the currencies for other countries in which the Group conducts substantial operations, particularly the US dollar and the Euro; disruption of the Group’s information technology systems for internal communication and communication with customers and suppliers; changes in inflation and interest rates, foreign currency exchange rates and controls or other economic, political, legal and regulatory factors; changes in the tax laws or in their applications in the UK and other jurisdictions; and new or revised accounting standards and rules promulgated from time to time by UK, US or International accounting standard-setting boards.

A further list and description of risks, uncertainties, and other matters can be found in the Group’s Annual Report on Form 20-F for the year ended 31st December 2002, and in its reports on Forms 6-K.

EXCHANGE RATES

The results and net assets of the Group, as reported in sterling, are affected by movements in exchange rates between sterling and overseas currencies. GSK uses the average of exchange rates prevailing during the period to translate the results and cash flows of overseas Group subsidiary and associated undertakings into sterling and period-end rates to translate the net assets of those undertakings. The currencies which most influence these translations, and the relevant exchange rates, are:

	Q4 2003	Q4 2002	2003	2002
Average rates:
£/US$	1.73	1.56	1.64	1.50
£/Euro	1.45	1.56	1.45	1.59
£/Yen	191.00	191.00	191.00	188.00
Period-end rates:
£/US$	1.79	1.61	1.79	1.61
£/Euro	1.42	1.54	1.42	1.54
£/Yen	192.00	192.00	192.00	192.00

During 2003 average sterling exchange rates were stronger against the US dollar and the yen and weaker against the Euro compared with 2002, giving an overall adverse currency impact on the results for the period. Comparing 2003 period-end rates with 2002 period-end rates, sterling was stronger against the US dollar, weaker against the Euro and the yen was level. Since the year-end there has been further strengthening of sterling against all three currencies and at 31st January 2004, the exchange rates were £1/$1.82, £1/Euro 1.47 and £1/Yen 193.

ACCOUNTING PRESENTATION AND POLICIES

This unaudited Results Announcement for the period ended 31st December 2003 is prepared in accordance with the accounting policies applied in 2003. These are unchanged from those set out in the Annual Report 2002.

Data for market share and market growth rates relate to the 12 months ended 30th September 2003 (or later where available). These are GSK estimates based on the most recent data from independent external sources, valued in sterling at relevant exchange rates. Figures quoted for product market share reflect sales by GSK and licensees.

The profit and loss account, statement of total recognised gains and losses and cash flow statement for the year ended, and the balance sheet at 31st December 2002 have been derived from the full Group accounts for that period, which have been delivered to the Registrar of Companies and on which the report of the auditors was unqualified and did not contain a statement under either section 237(2) or section 237(3) of the Companies Act 1985.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc

(Registrant)

By:	/s/ Victoria Llewellyn

VICTORIA LLEWELLYN

Authorised Signatory for and on behalf of GlaxoSmithKline plc

Date: March 4, 2004